Filed pursuant to Rule 433

Registration Statement No. 333-237948

Issuer Free Writing Prospectus dated November 11, 2020

Relating to Prospectus Supplement dated November 11, 2020

(To Prospectus dated May 12, 2020)

Bought Deal Public Offering of Common Shares

A short form base shelf prospectus dated May 12, 2020 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec) (the “Canadian Qualifying Jurisdictions”), and in a corresponding registration statement on Form F-10 (SEC File No. 333-237948) with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement dated November 11, 2020 to the short form base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada and with the SEC in the United States. A copy of the short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Underwriters (defined below) participating in the Offering who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR for more complete information before making an investment decision.

Issuer:	Taseko Mines Limited (the “Company”)
Issued Securities:	27,750,000 common shares of the Company (the “Common Shares”), the offering of such Common Shares (the “Offering”).
Size of Issue:	US$23,032,500 (~Cdn$29,981,000), (US$26,487,375 (~Cdn$34,479,000) if the Over-allotment Option is exercised in full)
Issue Price:	US$0.83 per Common Share (the “Issue Price”)
Over-allotment Option:

The Underwriters will have an option, exercisable in whole or in part, on and for a period of up to 30 days following the Closing Date (as defined below), to purchase up to an additional 15% of the Common Shares on the same terms and conditions as set forth herein.

Underwriters:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as the sole book-runner and will lead a syndicate of underwriters in connection with the Offering (collectively, the “Underwriters”).

Form of Underwriting:

“Bought deal” offering by way of a prospectus supplement to the Company’s short form base shelf prospectus in Canada and related Form F-10 registration statement in the United States, subject to a mutually acceptable underwriting agreement (the "Underwriting Agreement").

Jurisdictions:

The Common Shares will be offered in the United States, U.K and Canada (other than Quebec) by the Underwriters either directly or through their respective U.S., U.K., or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the Underwriting Agreement, the Underwriters may offer the Common Shares outside of the United States, U.K. and Canada.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering.
Concurrent Private Placement:

In addition to the Offering, the Company is undertaking a non-brokered private placement of up to 2,409,638 common shares of the Company at the Issue Price for gross proceeds to the Company of up to US$2,000,000 (the “Concurrent Private Placement”). Closing of the Offering will not be conditional upon the closing of the Concurrent Private Placement and closing of the Concurrent Private Placement will not be conditional on the closing of the Offering.  No commission or finder’s fee is payable to the Underwriters in connection with the Concurrent Private Placement.

Use of Proceeds:

The net proceeds of the Offering and the Concurrent Private Placement are anticipated to be used to fund ongoing operating, engineering and project costs in connection with advancement of the development of the Company’s Florence Copper Project located in Arizona, and for general corporate purposes and working capital.

Listing:

The Company has applied to list the Common Shares qualified for distribution by the prospectus supplement on the TSX and NYSE American. The Company will apply to list the Common Shares on the London Stock Exchange.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX, NYSE American and London Stock Exchange.

Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	Closing on a T+3 basis, on or about November 17, 2020 or such other date as the Company and CFCC, on behalf of the Underwriters, mutually agree (the “Closing Date”).
Standstill Period:

The Company shall not, without the prior written consent of CFCC, on behalf of the Underwriters, issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, for a period of 90 days following the execution of the Underwriting Agreement (the “Expiry Date”), except: (i) pursuant to the Underwriting Agreement and the Concurrent Private Placement; (ii) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the underwriting agreement and which is disclosed in the prospectus or prospectus supplement; (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement; (iv) Common Shares or securities convertible or exchangeable for Common Shares in connection with financing at the project level for the Florence Copper Project; or (v) Common Shares or securities convertible into or exchangeable for shares of Common Shares as consideration for mergers, acquisitions, other business combinations, strategic alliances or strategic investments occurring after the date of the date of the Underwriting Agreement which are not issued for capital raising purposes, provided, however, that the aggregate number of Common Shares issued in connection with transactions described in this subsection (v) shall not exceed 19.99% of the number of Common Shares outstanding as of the Closing Date and the price per Common Share issued in such transactions shall not be less than the price per Common Share in the Offering, without the prior written consent of CFCC, on behalf of the Underwriters.

Lock-Ups:

All directors and the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company have agreed, subject to limited exceptions (including with respect of exercise of stock options), not to offer, sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors and executive officers, or publicly announce an intention to do any of the foregoing, until the Expiry Date, without the prior written consent of CFCC, on behalf of the Underwriters.